*Via Facsimile and U.S. Mail*

January 6, 2011

Karen M. Spaun
Senior Vice President and Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive,
Southfield, MI 48034

> **Re:** **Meadowbrook Insurance Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-14094**

Dear Ms. Spaun:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director